Response to SEC letter dated June 9, 2009

Registrant:                                    Metabolic Research, Inc. (Commission file # 000-25879)

Regarding  Documents:              Forms 10-K (2008)  and 10-Q (3/2009)

Dated:                                           June 22, 2009

From:                                            Ms. T. W. Owen (Treasurer and Chief Financial Officer)

Contact Number:                       (702) 263-7070

I am in receipt of your correspondence dated June 9, 2009 proposing revisions and additional disclosures to 10-K filed 2008 and 10-Q filed 3/2009. We are currently reviewing your concerns addressed in the letter and will need additional time to respond. I am requesting an extension until 6/30/2009 be granted to comply with the SEC request.

Thank You,

/s/ Ms. T. W. Owen
Ms. T. W. Owen

Metabolic Research, Inc.